Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

September 27, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.
Registration Statement on Form S-1
Registration File No. 333-190699

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of RE/MAX Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5 p.m. (Washington, D.C. time) on September 30, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 3,800 copies of the Company’s preliminary prospectus issued September 19, 2013 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Jonathan P. Redmond
Name: Jonathan P. Redmond
Title: Executive Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ N. Goksu Yolac
Name: N. Goksu Yolac
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Letter]